November 23, 2021
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
Washington, D.C. 20549
RE: Harley-Davidson, Inc.
Form 10-K for the year ended December 31, 2020
Filed February 23, 2021
Form 8-K Furnished July 21, 2021 File No. 001-09183
Dear Mr. Woody,
This letter sets forth the response of Harley-Davidson, Inc. (the “Company”, “we”, “our” or “us”) to the letter of the Securities and Exchange Commission (the “Staff”) dated November 15, 2021, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and the Company’s Form 8-K furnished July 21, 2021. Our response below includes the Staff’s original comment.
Form 10-K for the Year Ended December 31 2020
Form 8-K furnished on July 21, 2021, page 7
1.We note your response to previous comment one and proposed future disclosures and do not believe the adjustment for EU tariffs is appropriate when considering Question 100.01 of the SEC Staff's compliance and Disclosure Interpretations on non-GAAP Financial Measures. While the increases may have been perceived temporary, tariffs represent a normal and recurring operating expense. As an alternative, consider revising MD&A to disclose the information surrounding your assessments of outcome and resolutions as part of your discussion of fluctuations in Results of Operations, and disclose qualitative and quantitative details in Trends and Uncertainties pursuant to Item 303(a)(3)(ii) of Regulation S-K. We do not object to these changes being reflected prospectively in all future filings and furnished information.
Company response:
We acknowledge the Staff’s view on this matter and will remove the adjustment for EU tariffs from our calculation of adjusted (non-GAAP) net income in all future filings and furnished information. We will also make appropriate disclosures in MD&A to explain relevant information surrounding the EU tariffs and its impact on our financial results.
Please direct any questions or comments regarding the foregoing response to the undersigned at gina.goetter@harley-davidson.com.

Sincerely,
/s/ Gina Goetter
Gina Goetter
Chief Financial Officer